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                      NCS HEALTHCARE MAKES ANNOUNCEMENT

Exhibit 99.1

Cleveland, Ohio (January 28, 1998) - NCS HealthCare, Inc. (Nasdaq:NCSS) reports that earlier today, government authorities, pursuant to a warrant, sought and obtained various documents and records from a pharmacy located in Herrin, Illinois operated by a wholly-owned subsidiary of the company.

Government authorities have not informed the company of the purpose of the inquiry. No other operating unit of the company has been contacted. The company intends to cooperate fully with the government's inquiry.

NCS acquired the Herrin, Illinois pharmacy in June, 1996. The pharmacy's operation accounts for less than 2 percent of NCS' fiscal year-to-date sales and operating profitability. This pharmacy continues to provide services without interruption to long-term care residents in the region.

NCS HealthCare, Inc. is a leading independent provider of pharmacy and related services to long-term care and acute care facilities, including skilled nursing centers, assisted living facilities and hospitals. NCS serves over 171,000 residents of long-term care facilities in twenty-eight states and manages hospital pharmacies in nineteen states.

Contact:        Kristen H. Schulz
                Director of Investor Relations
                (216) 514-3350

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